                                                 40 KING STREET WEST, 52ND FLOOR
                                                             TORONTO, ON M5H 3Y2
                                                               TEL: 416 365 5123
                                                               FAX: 416 363 6622
[LOGO] KINROSS                                           TOLL FREE: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


                        THIRD QUARTER PRODUCTION ON PLAN;
                   RESERVES INCREASE 56% AT PARACATU IN BRAZIL


ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, UNLESS OTHERWISE NOTED.

NOVEMBER 21, 2005, TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that gold equivalent production for the third quarter 2005 was 406,192 gold equivalent ounces, bringing year-to-date production to an on-plan total of 1,230,272 gold equivalent ounces.

Kinross has released preliminary unaudited restated results for 2003, and preliminary, unaudited results for 2004, however the Company has not yet filed its audited financial statements for the year ended December 31, 2004 as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger. Kinross is currently working with its auditors to finalize these financial statements and believes that it will file them within the next two weeks. Kinross will then file its interim financial statements for 2004 and 2005, in sequence, followed by other required filings. As a result, Kinross is not yet in a position to deliver financial statements for the third quarter. Kinross will continue to provide bi-weekly updates on our progress with filing the financial statements until such a time as the Company is current with all filing obligations.

OPERATIONS UPDATE
KINROSS' SHARE OF GOLD EQUIVALENT PRODUCTION

                                                    THIRD QUARTER                      YEAR-TO-DATE
                               % OWNERSHIP             2005           2004                 2005           2004
                                            ---------------- --------------    ----------------- --------------
Fort Knox                             100%           88,298         84,738              248,677        239,725
Round Mountain                         50%           98,357        107,599              294,495        302,137
Porcupine JV                           49%           38,747         45,079              143,112        150,171
Kubaka                               98.1%           37,749         16,603              119,885         84,983
Paracatu(1)                           100%           48,366         23,374              132,227         69,810
La Coipa                               50%           27,701         35,129               92,077        108,132
Crixas                                 50%           24,055         23,858               72,400         69,809
Musselwhite                            32%           20,877         19,020               61,824         56,171
New Britannia                          50%                -          9,079                    -         23,652
Kettle River                          100%           15,811         21,698               54,446         69,407
Lupin                                 100%                -         23,485                    -         48,382
Refugio                                50%            6,234          2,532               11,129          6,921
                                            ---------------- --------------    ----------------- --------------
                                                    406,192        412,196            1,230,272      1,229,300
                                            ================ ==============    ================= ==============

1. OPERATING INFORMATION FOR 2004 REFLECTS THE 49% OWNERSHIP INTEREST OF PARACATU. THE REMAINING 51% WAS PURCHASED ON DECEMBER 31, 2004.

The forecast for full year production in 2005 remains at 1.6 million gold equivalent ounces. Aggregate production costs are currently forecast to be approximately $440 million, which would result in a total cash cost of approximately $275 per ounce.

Tye Burt, President and C.E.O., said, "I am pleased to see the operations continuing to meet planned production rates. Costs are higher than plan primarily due to rising energy costs and a one-time event at La Coipa. On the growth front, the drilling program at Paracatu has been a great success, and I am looking forward to reviewing the expansion plans for this operation early next year."

Earlier this year, Kinross' Board of Directors approved funding for basic engineering for a semi-autogenous grinding ("SAG") mill expansion project at the PARACATU mine in Brazil. The mill is planned to be expanded over a four-year period from its current capacity of 17 million tonnes per year. SNC Lavalin Engineers & Constructors and Minerconsult Engenharia have been commissioned to complete the basic engineering, currently underway in Belo Horizonte, Brazil. After basic engineering is completed in early 2006, a final capital cost estimate will form the basis for a final decision by Kinross' Board of Directors in 2006.

At ROUND MOUNTAIN, pre-stripping for a new layback program has begun in order to expand the Round Mountain open pit. Ore from this layback is expected to benefit production in late 2006. Meanwhile, Round Mountain will continue to mine the existing pit and stockpiles. Work is also proceeding on the underground decline to allow for exploration drilling of targets below the Round Mountain pit. This exploration decline is expected to reach its anticipated depth in three to six months and once exploration drilling commences, it is expected to last into the fourth quarter of 2006.

At the PORCUPINE JOINT VENTURE, Pamour open pit development has been completed. The bridge was completed in the third quarter and highway construction is scheduled to be completed in 2006. Capital expenditures for the Pamour project are now estimated to be $90.8 million to 100%. The Winze project at the Hoyle Pond underground mine was commissioned in the third quarter of 2005.

At the LA COIPA mine in Chile, pre-stripping at the Puren deposit is going well, with ore production expected in the third quarter of 2006. Ore is still being mined from the Coipa Norte pit. After a recent series of rock slides, geotechnical engineering was initiated with a consulting firm in order to develop a plan that ensures pit wall stability in the Coipa Norte and Breccia Norte pits. This plan will be completed in the near future. As a result of the pit wall remediation activity, costs at La Coipa are running well ahead of plan. It is anticipated that approximately 40,000 gold equivalent ounces contained in the Breccia Norte pit may not be recoverable after remedial work is completed.

Commissioning of the expanded facilities at the REFUGIO mine in Chile continues to ramp up. The mine is expected to achieve its continuous production rate of 40,000 tonnes per day by year end 2005. The plant has processed in excess of 40,000 tonnes on a number of days during the quarter. Total capital costs for the recommissioning are anticipated to be $100 million, plus $34 for the lease of a new mining fleet (to 100%).

Cash balances are approximately $82 million and available credit on our revolving facility is approximately $38 million.

CAPITAL EXPENDITURES (KINROSS' ACCOUNT)

To September 31, 2005, the status of major capital programs for the Company (US MILLIONS):

                                     YTD       FORECAST FULL                                       DESCRIPTION
                          SEPT. 31, 2005           YEAR 2005
                    --------------------- ------------------- -------------------------------------------------
Fort Knox                           $ 33                $ 45                              Phase VI development

Refugio                               26                  30                            Final re-start capital

Porcupine JV                          21                  22        Hoyle Pond Winze, underground development,
                                                                                            Pamour development

Paracatu                              16                  30    Ball mill refurbishment, expansion engineering
Other                                 16                  38
                    --------------------- ------------------- -------------------------------------------------

Total                               $112                $165
                    ===================== =================== =================================================

RESERVES INCREASE AT PARACATU, BRAZIL

The drilling program at Paracatu which began in January has increased estimated proven and probable reserves to 13.3 million ounces based on a gold price of $400 per ounce, an increase of 4.8 million ounces compared to December 31, 2004 reported reserves.

"The drilling program at Paracatu in the target zone west of Rico Creek has delivered the tonnes, grade, and ultimately the ounces that we expected when we began the program in January, right after we purchased the remaining 51% of the property", said Ron Stewart, Senior Vice President Exploration for Kinross. "We expect to have additional results from deepening the shallow holes in the existing open pit, and from some additional targets, which would be incorporated into our future plans."

PARACATU ESTIMATED RESOURCE AND RESERVE UPDATE AS AT OCTOBER 31, 2005

                                                                                                  CONTAINED
      CLASSIFICATION                    PRICE                       ORE         GRADE                OUNCES
      ------------------------------------------------------------------------------------------------------
                                         ($US)          (TONNES X 1,000)          G/T
      PROVEN AND PROBABLE               $ 400                   946,974          0.44            13,280,000

      MEASURED AND INDICATED            $ 450                   121,906          0.43             1,677,000

      RESOURCES AND RESERVES ASSUME A FOREIGN EXCHANGE RATE OF 2.65 REAIS PER US DOLLAR.
      ------------------------------------------------------------------------------------------------------


PARACATU ESTIMATED RESOURCE AND RESERVE AS AT DECEMBER 31, 2004
                                                                                                  CONTAINED
      CLASSIFICATION                    PRICE                       ORE         GRADE                OUNCES
      ------------------------------------------------------------------------------------------------------
                                       ($US)      (TONNES X 1,000)                G/T
      PROVEN AND PROBABLE               $ 350                   604,411          0.44             8,463,000

      MEASURED AND INDICATED            $ 400                     2,292          0.30                22,000

      RESOURCES AND RESERVES ASSUME A FOREIGN EXCHANGE RATE OF 3.13 REAIS PER US DOLLAR.
      ------------------------------------------------------------------------------------------------------


ESTIMATED DIFFERENCE - DECEMBER 31, 2004 TO OCTOBER 31, 2005
                                                                                                  CONTAINED
      CLASSIFICATION                    PRICE                       ORE         GRADE                OUNCES
      ------------------------------------------------------------------------------------------------------
                                         ($US)          (TONNES X 1,000)          G/T
      PROVEN AND PROBABLE               $ 400                   342,563          0.44             4,817,000

      MEASURED AND INDICATED            $ 450                   119,614          0.43             1,655,000

      RESOURCES ARE EXCLUSIVE OF RESERVES
      ------------------------------------------------------------------------------------------------------

In addition to the estimated measured and indicated resources at a gold price of $450 at October 31, 2005, estimated inferred resources total 122,981,000 tonnes at an average grade of 0.43 grams per tonne. This is compared to estimated inferred resources of 71,881,000 tonnes averaging 0.40 grams per tonne at a gold price of $400 at December 31, 2004.

OTHER DEVELOPMENTS

On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8 million. The estimated cost for settlement of the litigation was provided for in the preliminary unaudited December 31, 2004 financial statements which Kinross released on October 20, 2005.

Mineracao Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. Kinross' share of the assessment is approximately $29 million. Kinross' joint venture partner, AngloGold Ashanti, the operator of the mine, and their counsel, believe the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

CONFERENCE CALL DETAILS

Kinross will host a conference call on Tuesday, November 22, 2005 at 1:15 pm EST to discuss the third quarter press release.

To access the call, please dial:
        TORONTO AND INTERNATIONALLY - (416) 644-3414
        TOLL FREE IN NORTH AMERICA - 1-800-814-4860

Replay: (available Nov 22 - Dec 8, 2005)  Passcode - 21163976#
        TORONTO AND INTERNATIONALLY - (416) 640-1917
        TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call will be available on a listen-only basis and will also be archived at www.kinross.com.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
SENIOR VICE PRESIDENT,                  DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS                & COMMUNICATIONS
Tel. (416) 365-7254                     Tel. (416) 365-1362



--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE CANADIAN SECURITIES REGULATORS, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

TECHNICAL INFORMATION CONTAINED IN THIS PRESS RELEASE HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE OPERATING EFFICIENCY OF CURRENT MINING OPERATIONS. MANAGEMENT USES THIS MEASURE FOR THE SAME PURPOSE AND FOR MONITORING PERFORMANCE OF ITS GOLD MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.


PRODUCTION SUMMARY TABLE
AS AT: SEPTEMBER 30, 2005

                                                                                                          EST. RESERVE AND  RESOURCE
                                                              100% BASIS                 KINROSS SHARE        SUMMARY 1 (K SHARE)
                                        -----------------------------------------------  -------------    --------------------------
                                                ORE            ORE                         GOLD EQUIV.       PROVEN &       MEASURED
Mine             Interest        Year         mined      processed    Grade   Recovery      production       Probable    & Indicated
-------------------------------------   -----------------------------------------------  -------------    --------------------------
                                        (000 TONNES)   (000 TONNES)    (G/T)        (%)       (OUNCES)    (000 OUNCES) (000 OUNCES)
North America
------------------------------------------------------------------------------------------------------------------------------------
   Fort Knox         100%    2005 YTD         9,641          9,716     0.91      87.2%        248,677
                                 2004        10,927         13,239     0.94      84.2%        338,334           2,858            842
   Round Mountain     50%    2005 YTD        22,503         46,011     0.75                   294,495
                                 2004        35,820         67,065     0.65      66.0%        387,785           1,475            620
   Porcupine          49%    2005 YTD        11,593          3,201     2.97      92.9%        143,112
                                 2004        13,752          3,995     3.35      91.8%        193,799           1,685          1,668
   Musselwhite        32%    2005 YTD         1,345          1,089     5.70      95.2%         61,824
                                 2004         2,340          1,459     5.30      95.8%         76,640             607            152
   Kettle River      100%    2005 YTD           222            223     8.70      90.1%         54,446
                                 2004           318            341     9.80      89.7%         96,789              54              -
South America
------------------------------------------------------------------------------------------------------------------------------------
   Paracatu         100%*    2005 YTD        12,753         12,367     0.40      77.5%        132,227
                      49%        2004        17,281         17,342      0.4      76.8%         92,356          13,280          1,677
   La Coipa           50%    2005 YTD         2,248          4,805     1.00      80.0%         92,077
                                 2004         3,769          6,562      1.1      81.2%        150,887             506            442
   Crixas             50%    2005 YTD           562            562     8.40      95.4%         72,402
                                 2004           746            746      8.2      95.4%         93,540             432            110
   Refugio            50%    2005 YTD         3,521          2,713     0.87      68.0%         11,129           1,717            797
                                 2004             -              -        -          -          9,809

Other
------------------------------------------------------------------------------------------------------------------------------------
   Kubaka           98.1%    2005 YTD           343            646     5.93      97.4%        119,880
                                 2004           178            778      5.1      97.2%        123,616             258             12

   Other Locations               2004                                                          90,229           1,356          3,522
------------------------------------------------------------------------------------------------------------------------------------
* Kinross increased it's ownership in Paracatu to 100% on December 31, 2004.
1. Reserves (Au $350/oz) and resources (Au $400/oz) are as at December 31, 2004, except for Paracatu (2P - Au $400/oz; M&I - Au
$450/oz), which is as of October 31, 2005. Please note: Paracatu reserves include production depletion from January - October,